UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 29, 2022

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In the Matter of

Apotheca Biosciences, Inc.
10901 Roosevelt Boulevard
Suite 1000c
Saint Petersburg, FL 33716

ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

File No: 333-228183

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   Apotheca Biosciences, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

   Apotheca Biosciences, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

   In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on March 29, 2022.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief